UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ARCO PLATFORM LTD.

(Name of Issuer)

Class A Common Shares, par value $0.00005 per share

(Title of Class of Securities)

G04553106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,809,459(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,809,459(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,809,459(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.3%(2)
12.	Type of Reporting Person (See Instructions) IN, HC

1

Includes (i) 1,361,179 Class A Common Shares of Arco Platform Ltd. (the “Issuer”) and (ii) 3,448,280 Class A Common Shares issuable upon conversion of the Issuer’s 8.00% Senior Convertible Notes due 2028 (the “2028 Convertible Notes”).

2

Based on (i) 30,200,551 Class A Common Shares reported outstanding as of September 30, 2021 in the Issuer’s Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2021, filed on Form 6-K with the U.S. Securities and Exchange Commission on November 29, 2021 and (ii) 3,448,280 Class A Common Shares issuable upon conversion of the 2028 Convertible Notes.

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,809,459(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,809,459(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,809,459(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.3%(2)
12.	Type of Reporting Person (See Instructions) IA, OO

1	Includes (i) 1,361,179 Class A Common Shares of the Issuer and (ii) 3,448,280 Class A Common Shares issuable upon conversion of the 2028 Convertible Notes.
2

Based on (i) 30,200,551 Class A Common Shares reported outstanding as of September 30, 2021 in the Issuer’s Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2021, filed on Form 6-K with the U.S. Securities and Exchange Commission on November 29, 2021 and (ii) 3,448,280 Class A Common Shares upon conversion of the 2028 Convertible Notes.

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Shares of the Issuer on December 16, 2021 (the “Schedule 13G”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13G. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed in the Schedule 13G.

The following Item of the Schedule 13G is hereby amended and restated as follows:

Item 4.	Ownership

(a) through (c)

The information set forth in Rows (5) through (11) of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

Dragoneer Investment Group, LLC (the “Dragoneer Adviser”) is a registered investment adviser under the Investment Advisers Act of 1940, as amended.

Arcade OF V Holdings, LLC is the direct holder of $80,000,000 in principal amount of the Issuer’s 8.00% Convertible Senior Notes due 2028 (the “2028 Convertible Notes”), which are convertible into 2,758,624 Class A Common Shares at the option of the holder. Dragoneer Adviser is the investment adviser to Dragoneer Opportunities Fund V, L.P., which is the sole member of Arcade OF V Holdings, LLC.

Arcade GF II Holdings, LLC is the direct holder of $20,000,000 in principal amount of the Issuer’s 2028 Convertible Notes, which are convertible into 689,656 Class A Common Shares at the option of the holder. Dragoneer Global Fund II, L.P. is the sole member of Arcade GF II Holdings, LLC and directly holds 1,361,179 Class A Common Shares. Dragoneer Adviser is the investment adviser to Dragoneer Global Fund II, L.P.

As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the Class A Common Shares (including the Class A Common Shares issuable upon conversion of 2028 Convertible Notes). Marc Stad is the sole member of Cardinal DIG CC, LLC. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the Class A Common Shares of the Issuer (including the Class A Common Shares issuable upon conversion of 2028 Convertible Notes).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

/s/ Marc Stad
Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	Cardinal DIG CC, LLC
Its:	Managing Member

By:	/s/ Pat Robertson
Name: Pat Robertson Title: Chief Operating Officer